# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LINCOLN BAIN CAPITAL TOTAL CREDIT FUND, CIK 0002054992
CUSIP: 53287N300
Title of class of securities: Shares of beneficial interest, no par value per share
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana (IN), 46802
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001464867

## Reporting persons
- LINCOLN NATIONAL CORPORATION: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Indiana (IN); sole voting power 0; shared voting power 3,608,914.01; sole dispositive power 0; shared dispositive power 3,608,914.01; aggregate amount beneficially owned 3,608,914.01 (24.4% of the class)
- THE LINCOLN NATIONAL LIFE INSURANCE COMPANY: type of reporting person: insurance company (IC); citizenship or place of organization: Indiana (IN); sole voting power 0; shared voting power 3,608,914.01; sole dispositive power 0; shared dispositive power 3,608,914.01; aggregate amount beneficially owned 3,608,914.01 (24.4% of the class)
- LINCOLN FINANCIAL INVESTMENTS CORPORATION: type of reporting person: investment adviser (IA); citizenship or place of organization: Tennessee (TN); sole voting power 0; shared voting power 3,608,914.01; sole dispositive power 0; shared dispositive power 3,608,914.01; aggregate amount beneficially owned 3,608,914.01 (24.4% of the class)
- LVIP GLOBAL GROWTH ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,993,912.69; sole dispositive power 0; shared dispositive power 1,993,912.69; aggregate amount beneficially owned 1,993,912.69 (13.48% of the class)
- LVIP GLOBAL MODERATE ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,615,001.31; sole dispositive power 0; shared dispositive power 1,615,001.31; aggregate amount beneficially owned 1,615,001.31 (10.91% of the class)

## Item 1. Issuer
Name of issuer: LINCOLN BAIN CAPITAL TOTAL CREDIT FUND
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana 46802

## Item 2. Person Filing
Name of person filing:
1: Lincoln National Corporation

2: The Lincoln National Life Insurance Company

3: Lincoln Financial Investments Corporation

4: LVIP Global Growth Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust

5: LVIP Global Moderate Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust
Address of principal business office or, if none, residence:
1: 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087

2: 1301 South Harrison Street, Fort Wayne, Indiana 46802

3: 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087

4: 1301 South Harrison Street, Fort Wayne, Indiana 46802

5: 1301 South Harrison Street, Fort Wayne, Indiana 46802
Citizenship:
1: Indiana
2: Indiana
3. Tennesse
4. Delaware
5. Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LINCOLN NATIONAL CORPORATION: /s/Gordon Huellmantel, Gordon Huellmantel, Senior Vice President (11/07/2025)
- THE LINCOLN NATIONAL LIFE INSURANCE COMPANY: /s/Gordon Huellmantel, Gordon Huellmantel, Senior Vice President (11/07/2025)
- LINCOLN FINANCIAL INVESTMENTS CORPORATION: /s/Gordon Huellmantel, Gordon Huellmantel, Senior Vice President (11/07/2025)
- LVIP GLOBAL GROWTH ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: /s/Gordon Huellmantel, Gordon Huellmantel, Senior Vice President (11/07/2025)
- LVIP GLOBAL MODERATE ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: /s/Gordon Huellmantel, Gordon Huellmantel, Senior Vice President (11/07/2025)